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                                                                     EXHIBIT 1.2

OAKTREE CAPITAL
MANAGEMENT LLC
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STEPHEN A. KAPLAN                              550 SOUTH HOPE STREET, 22nd FLOOR
Principal                                                LOS ANGELES, CALIFORNIA

                                                            TEL:  (213) 694-1513
                                                            FAX:  (213) 694-1593

January 7, 1998

Kenneth S. Grossman
620 Fifth Avenue, 7th Floor
New York, NY  10020

Dear Ken:

This letter sets forth our binding agreement relating to existing and proposed investments currently under consideration (the "Investments") in Emerson Radio Corporation and its subsidiaries including Sport Supply, Inc. ("Emerson Radio") or such entities' securities in which the OCM Principal Opportunities Fund, L.P. including any affiliate ("Oaktree") may invest.

     1. Oaktree and Kenneth S. Grossman, P.C. ("Grossman") will form a partnership, limited liability company, or other entity, the form of which will be mutually determined taking into account the nature of the transaction and each parties tax concerns (the "Joint Venture"), for the purpose of making an investment in Emerson Radio including, but not limited to, the purchase of 8.5% Senior Subordinated Convertible Debentures due 2002 of Emerson Radio (the "Convertible Notes"). The likely nature of the Joint Venture will be for each party to hold the securities it purchases in its own account with this letter governing the distributions and rights of each party. Both parties will devote such time and resources to the Joint Venture as required. Specifically Ken Grossman will devote such time as is necessary to oversee the purchase, structure, and management of the Investments and will operate at the direction of Oaktree as set forth in paragraph 9 hereof.

     2. The Joint Venture will be capitalized by Oaktree contributing **%1 of all capital needed and Grossman or its designee contributing **% of all capital needed; provided that Grossman shall not be obligated to contribute more than $** to the Joint Venture but at its option Grossman may contribute more than $** at the above percentages. Each party will also contribute any Convertible Notes it owns to the Joint Venture, the cost basis of which will be credited to such party's capital contribution. The Joint Venture shall have the option to purchase, as a single block, the Emerson Radio common shares owned by Grossman. The exercise price, which will be credited to Grossman's capital contribution, shall be the average market price for the ten trading days prior to the options exercise date. All reasonable out of pocket costs and expenses incurred by either party relating to the Emerson Radio investment will be paid or reimbursed by Oaktree. Ken Grossman will not incur out of pocket expenses or costs in excess of $** without the express approval of Oaktree.



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(1)  Portions of this document marked as ** have been omitted pursuant to a request for confidential treatment.
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Kenneth S. Grossman
January 6, 1998
Page 2 of 3

          3. Distributions from the Joint Venture, or if the Joint Venture is not formed, distributions from the Investments, shall be made when realized in accordance with the percentage of capital contributed by each party; provided that once Oaktree receives distributions from the Joint Venture in order for Oaktree to realize a ** rate of return on its total invested capital (the "IRR") equal to **% per annum (the "Preferred Distributions"), Oaktree shall transfer to Grossman additional distributions equal to **% of the distributions payable to Oaktree beyond the Preferred Distributions in consideration for Grossman's introducing and structuring the transaction. The IRR shall be determined using all cash disbursements (including direct expenses) and cash receipts by or to Oaktree related to the Joint Venture. Oaktree will not allocate any indirect expenses (including salaries, rent, insurance or similar items) to the Joint Venture for the purposes of calculating the IRR. Neither party will receive any other compensation in connection with the Emerson Radio investment; provided, however, that each party shall be able to collect fees or other compensation in connection with any board of director responsibilities.

          4. In the event that Oaktree obtains voting control of Emerson's board of directors (the "Board"), it will make reasonable efforts to cause Grossman or its designee to be elected to the Board and to receive compensation in connection with this role no less favorable than any other non-management director; provided, however, that in such capacity Grossman or its designee must act at the direction of Oaktree.

          5. Oaktree and Grossman hereby agrees that both parties will keep the terms of this letter and proposed transaction confidential and shall not disclose to any third party except to their respective attorneys, accountants and advisers who need to know and agrees to keep such information confidential. Grossman agrees to cease any discussions regarding the Emerson Radio investment or Convertible Notes, which are not in furtherance of the interests of the Joint Venture, with any other party immediately.

          6. The parties will execute mutually acceptable definitive documents that Oaktree will prepare as soon as possible.

          7. Grossman represents and warrants to Oaktree that ** has no interest in the Joint Venture and hereby indemnifies and holds Oaktree harmless from any claim of ** relating to the activities of the joint venture.

          8. Grossman further represents and warrants to Oaktree that it owns $650,000 face value of Convertible Notes and 100,000 shares of Emerson common stock. Oaktree represents and warrants to Grossman that it owns $1 million face value of
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Kenneth S. Grossman
January 6, 1998
Page 3 of 3

               Convertible Notes.

          9. Oaktree shall have complete discretion and control over the investments of the Joint Venture including the price paid for any securities or assets purchased by the Joint Venture, the timing and price of the sale of such securities and assets and all strategy decisions in connection therewith. Grossman shall have the right to review and to have his counsel review any 13-D or other filings with the Securities and Exchange Commission in connection with the Investments not less than three days in advance of such filings.

          10. It is the parties' intention that this letter agreement be binding and conclusive as between them even if no further documentation evidencing the Joint Venture is executed.

If the foregoing is acceptable to you, please sign a copy of this letter and fax it to me at (213) 694-1593, and I will then have the attorneys start preparing more definitive documents to structure the Joint Venture and the Emerson Radio investment. We look forward to working with you.

Should you have any questions, please feel free to give me a call at (213) 694-1513.

                                       OCM Principal Opportunities Fund, L.P.
                                       By:  Oaktree Capital Management, LLC
                                       Its: General Partner

                                       /s/ Stephen A. Kaplan
                                       By: Stephen A. Kaplan



Agreed and accepted to:

Kenneth S. Grossman, P.C.

/s/ Kenneth S. Grossman
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By:  Kenneth S. Grossman
Its:  President